March 31, 2023
VIA EDGAR AND BY MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Cline Jennifer Monick

Re:	American Tower Corporation Form 10-K for the year ended December 31, 2022 Filed on February 23, 2023 File No. 001-14195

Dear Mr. Cline and Ms. Monick:
On behalf of American Tower Corporation (“American Tower,” the “Company,” “we,” “us” and, with correlative meaning, “our”), the following responses are provided to the comments submitted to American Tower by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated March 7, 2023 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). We have restated below in italics the comment from the Letter and have supplied our response to the comment immediately thereafter.

Notes to Consolidated Financial Statements
11. Fair Value Measurements
Items Measured at Fair Value on a Nonrecurring Basis, page F-38

1.We note you calculated the fair value for certain long-lived assets utilizing projected future discounted cash flows. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to ASC 820-10-50-2(bbb).

RESPONSE:

The Company reviews its tangible assets and intangible assets subject to amortization on an annual basis, or more frequently if indicators of impairment are present. This review is conducted on an individual site location basis, which can include multiple assets and asset classes, on approximately 225,000 sites in over 25 countries. In those instances in which the tangible or intangible assets are determined to not be recoverable in connection with such review, the Company determines the amount of impairment by applying the fair value concepts in ASC 820 Fair Value Measurement, as prescribed by ASC 360 Property, Plant and Equipment and ASC 350 Intangibles – Goodwill and Other.

While the methodologies employed in determining the fair value of impaired assets are consistent across each of the countries in which the Company operates, the unobservable inputs used can vary across the same class of assets, and as a result, there is no single value, but a range of values utilized in these determinations. The primary unobservable inputs include growth, if any, on contractual revenues existing at the measurement date, the terminal growth rate of the cash flows for the tower and network location assets, and a country-specific weighted average cost of capital with respect to the assets subject to fair value measurement as a result of impairment testing. Terminal growth rates are not used in the valuation of tenant-related intangible assets. Within each class of assets (tangible and intangible assets) only those assets for which an impairment has been recorded are subject to fair value remeasurement, while all others are reflected at historical cost, therefore, only a small subset of each asset class is subject to fair value measurement.

We did not provide quantitative information about the significant unobservable inputs used in the fair value measurement of the impaired assets, as any reasonable change in any of the unobservable inputs would not significantly impact the fair value of the assets reviewed and the resultant impairment taken, either individually or in the aggregate, beyond what was reported. For context, in 2022, while we disclose the total carrying value of $46.1 billion of the assets that had been subject to our impairment review, approximately $0.8 billion had been remeasured using fair value (approximately 2%), which were subsequently written down to approximately $0.2 billion.

The following table shows the percentage of the carrying value of each category of assets, as of December 31, 2022 and December 31, 2021, that were subsequently remeasured to fair value during the respective years:

	2022	2021
Towers and related assets	1%	1%
Acquired network location intangible assets	2%	1%
Acquired tenant-related intangible assets	5%	<1%

In response to the Staff’s comment, we will expand our disclosure in future filings in a manner similar to the disclosure set forth below, in order to provide additional context to the types and subjectivity of the unobservable inputs used, as well as information around the sensitivity of changes in inputs on the impairment recorded. The following disclosure is based on the disclosure included in our most recent Form 10-K, and the supplemental disclosure to be included in future filings has been marked in bold.

Items Measured at Fair Value on a Nonrecurring Basis

Assets Held and Used—The Company’s long-lived assets are recorded at amortized cost and, if impaired, are adjusted to fair value using Level 3 inputs.

During the year ended December 31, 2022, ~~certain~~ long-lived assets held and used with a carrying value of $46.1 billion included assets of approximately $0.8 billion that were written down to their net realizable value of approximately $0.2 billion as a result of an asset impairment charge of $655.9 million. During the year ended December 31, 2021, ~~certain~~ long-lived assets held and used with a carrying value of $49.0 billion included assets of $0.2 billion that were written down to their net realizable value of less than $0.1 billion as a result of an asset impairment charge of $173.7 million. The asset impairment charges are recorded in Other operating expenses in the accompanying consolidated statements of operations. These adjustments were determined by comparing the estimated fair value of the subject assets utilizing projected future discounted cash flows to be provided from the long-lived assets to the asset’s carrying value. The significant unobservable inputs used to determine the fair value of the individual tower and acquired network location intangible assets subject to impairment in 2022 included assumptions with respect to net growth in existing operating revenues, if any, terminal growth rates on cash flows of approximately 3% to 7%, on a local currency basis, with a weighted average of approximately 3%, and the weighted average cost of capital specific to the country of each impaired asset, which ranged from 5.9% to 34.9%, with a weighted average of 12.7%. The majority of the tenant relationships measured at fair value for impairment purposes in 2022 utilized a weighted average cost of capital of 14.9%; however, terminal growth rates are not used in the valuation of acquired tenant-related intangible assets. The table below indicates the percentages of the asset class that were subject to fair value measurement and subsequently impaired:

	2022	2021
Towers and related assets	1%	1%
Acquired network location intangible assets	2%	1%
Acquired tenant-related intangible assets	5%	<1%

The Company believes any reasonable change in the significant unobservable inputs utilized would not have a material impact on the fair value of the assets used in connection with the impairment recorded.

There were no other items measured at fair value on a nonrecurring basis during the year ended December 31, 2022.

To the extent the classes of assets measured at fair value change we will update the disclosure accordingly.

*    *     *    *

If you require additional information, please do not hesitate to contact the undersigned at 781-926-7863 or Robert J. Meyer at 617-585-7747.

Very truly yours, /s/ Rodney M. Smith Rodney M. Smith Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ruth T. Dowling, Esq., Executive Vice President, Chief Administrative Officer and General Counsel
Michael J. McCormack, Esq., Senior Vice President, Corporate Legal
Robert J. Meyer, Senior Vice President and Chief Accounting Officer
Jeff Smith, Deloitte & Touche LLP
Francesca L. Odell, Esq., Cleary Gottlieb Steen & Hamilton LLP
Craig B. Brod, Esq., Cleary Gottlieb Steen & Hamilton LLP